EXHIBIT 99.1

Osisko Development Announces Positive Feasibility Study Results for the Cariboo Gold Project

163,695 Ounces of Average Annual Gold Production Over 12 Year Mine Life
Bulk Tonnage UG Mining with Ore Sorting to Minimize Cost & Environmental Footprint
Initial Probable Mineral Reserves of 2.03 Moz of Gold (16.7 Mt at 3.78 g/t Au)
After-tax NPV5% of C$502 Million and 20.7% IRR (unlevered) at US$1,700/oz Au
EA Certificate Process Progressed to Final Effects Assessment Phase

(All dollar amounts are expressed in Canadian dollars, unless otherwise indicated)

MONTREAL, Jan. 03, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the results of an independent Feasibility Study ("FS" or the "Technical Report") prepared by BBA Engineering Ltd. ("BBA") in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") for the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia. The Company intends to file the Technical Report on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile within 45 days of the date of this news release.

The FS outlines a robust and scalable phased development base case with low initial capital intensity of $137.3 million and attractive operating costs for the underground development of the Cariboo Gold Project, producing approximately 1.87 million ounces ("Moz") of gold ("Au") over a 12-year mine life.

Initial production (Phase 1) in the first three years contemplates a 1,500 tonne per day ("tpd") operation from the Lowhee, Shaft and Mosquito deposits, yielding average annual production of 72,501 ounces. Concurrently, underground development will advance to ramp up operations to 4,900 tpd in year four, increasing average annual production to 193,798 ounces in Phase 2, with potential to scale production further in the future.

Underground mining will be conducted using highly-mechanized, low-cost bulk tonnage methods designed to target the extraction of ore contained in gold vein corridors: a high-density network of mineralized quartz veins hosted mainly within unmineralized sandstone. A pre-concentration ore sorting facility is expected to significantly improve processed grades by separating non-mineralized material from ore, while substantially reducing processing volumes, energy costs, and the overall environmental impact footprint of the operation with fewer tailings, reduced water usage and ability to use waste as backfill.

The Company remains on track for completing the Environmental Assessment ("EA") process early in the second quarter of 2023 and anticipates receiving final permits by the end of 2023 (see "Permitting" below).

FEASIBILITY STUDY HIGHLIGHTS:

  $502 million after-tax net present value at a 5% discount rate ("NPV5%") (pre-tax $691 million) at a base case gold price of US$1,700 per ounce ("/oz") and CAD:USD exchange rate of 0.77;
  20.7% after-tax internal rate or return ("IRR") (pre-tax 24.4%);
  $79 million average annual after-tax free cash flow ("FCF");
  $901 million cumulative after-tax life-of-mine ("LOM") FCF;
  163,695 ounces ("oz") of Au LOM average annual production;
    72,501 oz Au Phase 1 (years 1 to 3) average annual production;
    193,798 oz Au Phase 2 (years 4 to 12) average annual production;
  1.87 Moz LOM total cumulative gold production;
  3.78 grams per tonne ("g/t") Au average LOM diluted head grade:
    4.43 g/t Au in Phase I (post-ore sorting 8.20 g/t Au);
    3.72 g/t Au in Phase II (post-ore sorting 6.39 g/t Au);
  92.0% average LOM recovery rate (93.6% in Phase I, 91.8% in Phase II);
  $102.6 per tonne ("$/t") mined LOM total unit operating costs;
  Probable Mineral Reserves containing 16.7 million tonnes ("Mt") at an average grade of 3.78 g/t Au for a total of 2.03 Moz of gold;
  US$792/oz Au LOM average cash costs;
  US$968/oz LOM average all-in sustaining costs ("AISC");
  $137.3 million Phase 1 initial capital expenditures (including $10.3 million in contingency costs);
  $451.1 million Phase 2 expansion capital expenditures (including $36.7 million in contingency costs);
  Peak full labour force (Phase 2) of 550 persons during operations and 635 during expansion construction.

Sean Roosen, Chair of the Board and CEO of Osisko Development, commented, "This feasibility study demonstrates that the Cariboo Gold Project will be a large-scale, long-life and profitable gold mine. It will also produce significant quantities of gold in its initial years at a capital cost below $140 million. By phasing construction, we have minimized our exposure to development risk at Cariboo, optimized the sequencing of the assets in our portfolio and maximized our ability to scale Cariboo to reach its full potential in the future. We envision Cariboo as a project that will be a cash flow engine for the company for decades into the future. Historic mining in the district was focused on individual veins and replacement bodies with grades in excess of 12 g/t Au, which is consistent with our work completed to date. Once underground, we are excited to apply our strong understanding of the controls on mineralization to unlock Cariboo’s vast exploration potential at depth within the current mining zones, which we believe have strong potential to continue across Cariboo’s 83-kilometer mineralized trends."

Table 1: 2022 Cariboo Feasibility Study Summary Results

METRIC	UNIT	PHASE 1	PHASE 2	TOTAL LOM
Base Case Assumptions
Gold Price	US$/oz	1,700
Exchange Rate	CAD:USD	0.77
Discount Rate	%	5.0%
Production
Mine Life	years	3	9	12
Total Ore Mined	tonnes	1,542,471	15,160,983	16,703,454
Average Throughput	tpd	1,500	4,900	4,056
Average Gold Head Grade, diluted	g/t Au	4.43	3.72	3.78
Total Contained Gold	oz	219,488	1,811,665	2,031,152
Average Gold Recovery Rate	%	93.6%	91.8%	92.0%
Total Recovered Gold, payable	oz	205,419	1,663,436	1,868,856
Average Annual Gold Production	oz/year	72,501	193,798	163,695
Unit Operating Costs
Underground Mining	$/t mined	77.6	51.1	53.6
Processing	$/t mined	37.1	25.3	26.4
Concentrate Transport	$/t mined	17.3	3.5	4.8
Water and Waste Management	$/t mined	18.4	6.1	7.2
General and Administrative	$/t mined	19.4	9.8	10.7
Total Unit Operating Costs	$/t mined	169.8	95.8	102.6
Operating Costs
Total Cash Costs[2]	US$/oz	1,149	748	792
AISC[2]	US$/oz	1,634	886	968
Capital Expenditures[3]
Initial Capital	$M	137.3	–	137.3
Expansion Capital	$M	–	451.1	451.1
Sustaining Capital	$M	134.2	332.4	466.6
Total	$M	271.5	783.5	1,055.0

Notes:

  Totals may not add up due to rounding.
  This is a non-IFRS measure. Refer to "Non-IFRS Financial Measures" at the end of this news release.
  Capital Expenditures do not include sunk costs ($2.5M) nor pre-permit expenses ($64.8M).

FEASIBILITY STUDY DETAILS

The Cariboo Gold Project is an advanced stage gold exploration project 100%-owned by Osisko Development located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada. The total land package covers an area of 155,000 hectares and includes approximately 80 kilometers strike of mineral targets identified to date.

The FS for the Project was prepared and compiled by BBA, supported by independent consulting firms, including InnovExplo Inc. ("InnovExplo"), SRK Consulting (Canada) Inc. ("SRK"), Golder Associates Ltd. (amalgamated with WSP Canada Inc. on 1 January 2023 to form WSP Canada Inc.) ("Golder"), WSP USA Inc. ("WSP"), Falkirk Environmental Consultants Ltd. ("Falkirk"), Klohn Crippen Berger Ltd. ("KCB"), KCC Geoconsulting Inc. ("KCC"), and JDS Energy & Mining Inc. ("JDS"). A complete summary of all contributors and their respective areas of responsibility is presented under "Technical Information and Qualified Persons".

Figure 1: Cariboo Gold Project Production Profile
Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/625646b6-4017-4a2e-b607-bc4cabdc505f

ECONOMIC ANALYSIS

The Company used a base case gold price assumption of US$1,700/oz and a CAD:USD exchange rate of 0.77 in its analysis and incorporated only Probable Mineral Reserves as defined herein. Based on these assumptions, the Project generates an after-tax NPV5% of $502 million and an after-tax IRR of 20.7% on an unlevered basis. The FS economics are most sensitive to fluctuations in the following inputs, in order of magnitude of impact: gold price, operating costs, and capital costs.

Table 2: Summary Economic Results (US$1,700/oz Au)

LOM METRIC	UNIT	TOTAL LOM
Net Smelter Return (NSR) Revenue	$M	4,126
Cumulative Cash Flow (pre-tax)[1]	$M	1,192
Average Annual Cash Flow (pre-tax)[1]	$M/year	104
Total Taxes Paid	$M	291
Cumulative FCF (after-tax)[1]	$M	901
Average Annual FCF (after-tax)[1]	$M/year	79
		Pre-tax	After-tax
Net Present Value (NPV5%)	$M	691	502
Internal Rate of Return (IRR)%		24.4%	20.7%
Payback period	years	5.8	5.9

Notes:

  This is a non-IFRS measure. Refer to "Non-IFRS Financial Measures" at the end of this news release.

Table 3: Economic Sensitivities to Gold Price (Base case in Bold)

		Gold Price Assumption (US$/oz)
LOM METRIC	UNIT	1,300	1,400	1,500	1,600	1,700	1,800	1,900	2,000
NPV5%, pre-tax	$M	38.3	201.4	364.5	527.6	690.6	853.7	1,016.8	1,179.8
NPV5%, after-tax	$M	-2.9	157.5	284.9	394.5	502.4	609.3	715.1	820.7
IRR, pre-tax	%	6.2%	11.0%	15.6%	20.1%	24.4%	28.7%	33.0%	37.3%
IRR, after-tax	%	4.9%	9.8%	13.6%	17.2%	20.7%	24.3%	27.8%	31.4%
Payback, pre-tax	years	9.0	7.7	6.8	6.2	5.8	5.4	5.1	4.8
Payback, after-tax	years	9.5	8.0	7.0	6.3	5.9	5.5	5.2	4.9

Table 4: Economic Sensitivities to Exchange Rate (Base case in Bold)

		Exchange Rate Assumption (CAD:USD)
LOM METRIC	UNIT	0.90	0.85	0.80	0.77	0.70	0.65	0.60	0.55
NPV5%, pre-tax	$M	288.3	427.5	584.1	690.6	964.5	1,198.6	1,471.7	1,794.4
NPV5%, after-tax	$M	232.8	327.5	432.1	502.4	681.2	832.8	1,008.6	1,215.7
IRR, pre-tax	%	13.5%	17.4%	21.6%	24.4%	31.6%	37.8%	45.2%	54.2%
IRR, after-tax	%	12.0%	15.0%	18.4%	20.7%	26.7%	31.8%	38.0%	45.7%

MINERAL RESERVES AND MINERAL RESOURCES

Vein Corridors

Vein Corridors of the Cariboo Gold Project Mineral Resources and Reserves comprise a high-density network of mineralized quartz veins hosted within unmineralized sandstone. Individual mineralized veins within these corridors have widths varying from centimeters to several meters ("m") and strike lengths from a few meters to over 50 m. These corridors have been defined from surface to a vertical depth of 650 m, averaging 300m, and remain open for expansion at depth and along strike. Gold grades are intimately associated with quartz vein-hosted pyrite as well as pyritic, intensely silicified wall rock haloes in close proximity to the veins.

Mineral Resources Estimate

The FS includes an updated Mineral Resources estimate incorporating an additional 35,578 meters of drilling data from Shaft, Valley, and Lowhee completed since May 24, 2022 being the effective date of the technical report titled "Preliminary Economic Assessment for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated May 24, 2022 for the deposits of Cow Mountain (Cow and Valley Zones), Island Mountain (Shaft and Mosquito Zones), and Barkerville Mountain (Lowhee and KL Zones). This resulted in an increase of 6% of total gold ounces in the Inferred Resources category. Measured and Indicated resources are exclusive of Mineral Reserves. Mineral Resources have an effective date of November 11, 2022.

Table 5: Cariboo Mineral Resources Statement – November 11, 2022

Classification / Deposit	Tonnes (000's)	Gold Grade (g/t)	Contained Gold (000's oz)
Measured	–	–	–
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,030	3.12	103
KL	386	3.18	39
Lowhee	1,368	3.18	140
Mosquito	1,288	3.68	152
Shaft	4,781	3.39	523
Valley	2,104	3.14	213
Cow	3,644	3.31	388
Total Indicated	14,635	3.32	1,564
Inferred
BC Vein	461	3.55	53
KL	1,918	2.75	169
Lowhee	445	3.34	48
Mosquito	1,290	3.55	147
Shaft	6,468	3.84	800
Valley	2,119	3.30	225
Cow	2,769	3.03	270
Total Measured & Indicated	14,682	3.33	1,571
Total Inferred	15,470	3.44	1,712

Notes:

  Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
  A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the Au gold grade of the adjacent material when assayed or a value of zero when not assayed.
  The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $54.32/t; a processing and transport cost of $22.29/t;a G&A plus Environmental cost of $15.31/t; and a sustaining CapEx cost of $31.19/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
  Bulk density varies from 2.69 g/cm3 to 3.20 g/cm3.
  A four-step capping procedure was applied to composited data. Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
  The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The silver Mineral Resources and the dilution halo gold mineralization were estimated using Datamine StudioTM RM Pro 1.11. The OK method was used. Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model.
  Results are presented in situ. Calculations used metric units (meters, tonnes, g/t). Any discrepancies in the totals are due to rounding effects.

Mineral Reserves Estimate

Probable Mineral Reserves of 16.7 Mt grading 3.78 g/t Au for 2.03 Moz of contained gold in underground deposits, as defined below, have an effective date of December 6, 2022 and form the basis of the FS. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves, incorporating an external mining dilution factor of 8% into the Mineral Reserves estimate.

Table 6: Cariboo Mineral Reserves Statement – December 6, 2022

Classification / Deposit	Tonnes (000's)	Gold Grade (g/t)	Contained Gold (000's oz)
Proven	–	–	–
Probable
Cow	4,127	3.41	453
Valley	3,445	3.70	410
Shaft	7,962	3.87	990
Mosquito	603	4.93	95
Lowhee	567	4.56	83
Total Proven and Probable Reserves	16,703	3.78	2,031

Notes:

  Totals may not add up due to rounding.
  Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101.
  Mineral Reserves used the following assumptions: US$1,700/oz gold price, USD:CAD exchange rate of 1.27, and variable cut-off value from 1.70 g/t to 4.00 g/t Au
  Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 8%. The average mining recovery factor was set at 93.6% to account for ore left in each block in the margins of the deposit.

CAPITAL COSTS

The FS focused on presenting a mine plan consistent with the objective of minimizing the overall environmental and carbon footprint of the Project on the surrounding communities, leveraging energy efficient mining technologies, including potential electrification of the full mining fleet, and reducing the overall economic risk associated with significant capital outlays at the onset of project development. With this in mind, development and exploitation activities are expected to focus on two distinct phases of operations.

Initial capital cost for the Project in Phase 1 is estimated at $137.4 million, with total expansion capital costs in Phase II estimated at $451.1 million, and to be incurred over years 2, 3 and 4. Sustaining capital costs over the LOM are estimated at $466.6 million. Total cumulative LOM capital costs are estimated at $1,055.1 million, not including site reclamation and closure costs of $17.3 million and estimated salvage value of $56.2 million. Capital costs for Phase 1 do not include sunk costs ($2.5 million) or pre-permit expenses ($64.8 million) planned for 2023. The overall capital cost estimate developed in this FS generally meets the AACE International Class 3 requirements and has an accuracy range of between -10% and +15%. A total of $10.3 million in contingency capital (P50) was included for Phase 1, representing approximately 12.7% of initial capital, not including mobile equipment and underground mine development costs.

Table 7: Capital Costs Summary1

Item ($M)	Phase 1 - Initial Capital	Phase 2- Expansion Capital	Sustaining Capital	Total
Surface Mobile equipment	–	0.1	9.3	9.4
Underground mine	53.8	110.8	313.3	478.0
Water and waste management	6.5	12.9	37.3	56.7
Electrical and communications	10.2	31.8	62.9	104.9
Surface infrastructure	1.8	33.0	2.7	37.5
Processing – Mine Site Complex	5.2	114.5	4.4	124.1
Processing – QR Mill	17.5	25.7	–	43.2
Construction indirect costs	10.6	55.6	1.1	67.3
General services	8.7	30.0	27.0	65.7
Pre-production	12.7	–	–	12.7
Contingency (P50)	10.3	36.7	8.6	55.6
SUB-TOTAL	137.3	451.1	466.6	1,055.0
Site reclamation and closure	–	–	17.3	17.3
Salvage value	–	–	(56.2)	(56.2)
TOTAL CAPITAL COST	137.3	451.1	427.8	1,016.2

Notes:

  Capital Expenditures do not include sunk costs ($2.5M) or pre-permitting expenses ($64.8M) which total $67.3M.

OPERATING COSTS

Operating costs estimate includes mining, transportation and ore processing costs to produce gold doré. It also includes costs for tailings management, water treatment and general and administration expenses. The average operating costs over the 12-year mine life is estimated to be $102.6 per tonne mined. At its peak, the mine will employ 550 persons during operations (Phase 2) and 635 during expansion construction.

Mining costs are inclusive of backfilling costs without the binder content of the paste backfill, which is included in the processing cost. Processing costs are inclusive of underground crushing costs and subsequent handling of ore during Phase II of the Project, as well as the costs related to mineral sorting for both Phase I and II.

Table 8: Operating Costs

Item	LOM ($M)	Avg. Cost ($M/year)	Avg. LOM ($/t mined)	Avg. LOM ($/oz)	OPEX (%)
Underground mining	894.9	78.4	53.6	478.7	52%
Processing	440.4	38.6	26.4	235.6	26%
Concentrate transport	79.5	7.0	4.8	42.5	5%
Water and waste management	120.7	10.6	7.2	64.6	7%
General and administrative	178.8	15.7	10.7	95.7	10%
TOTAL	1,714.4	150.2	102.6	917.0	100%

Table 9: All-in Sustaining Costs

LOM METRIC	TOTAL LOM ($M)	TOTAL LOM (US$/oz)
Adjusted Operating Costs
Mining costs	894.9	368.2
Processing costs	440.4	181.2
Concentrate transport costs	79.5	32.7
Water and waste management costs	120.7	49.7
General and administration costs	178.8	73.6
Royalties	206.3	84.9
Transport and refining costs	4.8	2.0
Silver by-product credit	(0.4)	(0.2)
Total Cash Cost[2]	1,925.1	792.1
LOM sustaining costs	466.6	192.0
Salvage value credit	(56.2)	(23.1)
Reclamation and closure costs	17.3	7.1
Total All-in Sustaining Costs[2]	2,352.8	968.1

Notes:

  Totals may not add up due to rounding.
  This is a non-IFRS measure. Refer to "Non-IFRS Financial Measures" at the end of this news release.

MINING AND MINE DESIGN

Underground mining is expected to target a total of five mineralized zones over a strike length of 4,400 meters accessed by two underground ramps from the Cow and Valley portals. Each zone comprises several mineralized vein systems down to a depth of approximately 650 m and is expected to support an initial 1,500 tpd production rate over the first 3 years (Phase 1) before ramping up to 4,900 tpd (pending permitting) for 9 years (Phase 2).

The bulk-tonnage long hole mining method was primarily selected given the nature of the sub-vertical geometry of mineralized veins, the relative lower cost, and the ability to utilize rejected waste rock from ore sorting as backfill material. Mining dilution is expected to be mitigated with the application of an ore sorting technology, which is able to cost-efficiently separate gold-bearing ore intimately associated with sulphur (essentially pyrite) from the lower density unmineralized sandstone rock which is mainly hosting the ore (see "Processing" section). Although stope strike lengths vary by zone, the minimum designed stope width for all zones is approximately 3.7 m and stope height approximately 30 m.

Ore will be extracted using a fleet of 10 tonnes scooptram Load Haul Dump and 50 tonne haul trucks and will be transported to an underground crushing facility where it will be sized and transported to surface for pre-concentration sorting and flotation via a vertical conveyor.

Underground development will rely on a combination of traditional jumbos and roadheaders. The Company has previously successfully deployed a roadheader in excavating the Cow portal and one drift in Bonanza Ledge, demonstrating the amenable nature of the underground rock conditions.

PROCESSING

The processing flowsheet under the initial phase of production is expected to utilize ore sorting and leaching with a total throughput capacity of 1,500 tpd. In Phase 2, throughput capacity will be expanded to 4,900 tpd, with the addition of a flotation circuit. In the first phase, ore will be initially pre-concentrated using mobile crushing and ore sorting, which will significantly reduce the overall volume, transportation costs, and overall footprint of the operation. Following ore sorting, ore will be trucked to the Company's Quesnel River ("QR") Mill located 116 kilometres from site for further comminution, leaching, and refining. The QR Mill is a fully-permitted existing plant under care and maintenance with a daily capacity to treat 860 tonnes of ore.

In the second phase, for the expanded throughput of 4,900 tpd, a crushing facility will be constructed underground with ore subsequently brought to surface using a conveyor system. Crushed material will be screened to separate fine material, below 10 mm, and coarse material 10 to 25 mm. The coarse material will go to ore sorting, where gold-bearing material will be separated from waste. Fines and coarse particles will then go through a grinding circuit. Ground material will be sent to flotation for the last stage of pre-concentration. Ore sorting, grinding and flotation processing activities will be conducted in a service building at the Mine Site Complex ("MSC"). The MSC services building will serve as a pre-concentration step to reduce the overall operation and transportation costs producing a concentrate of approximately to 25 to 33 g/t Au.

Overall Project gold recovery over the LOM is expected to be 92.0%.

The implementation of mineral sorting is expected to provide several meaningful benefits in the processing flowsheet of the Project, namely:

  44% reduction in total material to be processed through grinding using a cost-efficient XRT sorter;
  Expected to increase feed grade from LOM average mined grade of 3.78 g/t Au to 8.94 g/t Au, based on an estimated waste rock reduction (mass pull) of 40% and 95.6% Au recovery expected to be achieved via ore sorting;
  Eliminates the requirement for a Tailings Storage Facility ("TSF") for the MSC located in Wells;
  Only approximately 16% of all extracted ore would generate tailings to be stored at the existing QR Mill TSF as filtered tailings, due to ore sorting and flotation pre-concentration;

INFRASTRUCTURE

Surface infrastructure and services are designed to support the operations at the Wells Mine Site Complex, the Bonanza Ledge Site, and at the QR Mill. The Project also includes off-site infrastructure, such as a new 66 kV transmission line (70 km) between the Barlow substation, near Quesnel, and the Mine Site Complex. The Project benefits from existing surface infrastructure particularly at the Bonanza Ledge Site and QR Mill, reducing the overall upfront capital outlay required for start-up of operations. Existing infrastructure includes, but is not limited to: access roads, underground access portals, overburden stockpiles, waste storage facility, water management infrastructure, and a water treatment plant.

The Project will include the construction of the following infrastructure:

Phase 1

Bonanza Ledge

  First phase of the Waste Rock Storage Facility ("WRSF");
  Surface water management infrastructure;
  Fuel systems (liquified natural gas ("LNG") and diesel storage and distribution);
  Natural gas power plant;
  Ore crushing and sorting facility;

QR Mill

  Upgrades to the QR Mill to process ore sorting concentrate and a new tailings dewatering circuit;
  Filtered stack tailings storage facility;
  Water management infrastructure;
  Relocation and upgrade of the propane system;
  Improvements to the fire protection system.

Offsite Infrastructure

  Construction of an Integrated Remote Operational Centre ("IROC").

Phase 2

Mine Site Complex

  Access roads, bridge, parking lots, security facilities and access gates;
  Mine surface infrastructure including a portal and mine ventilation and heating infrastructure;
  Concentrator;
  Office complex including office space and mine dry facilities;
  Surface water management infrastructure;
  MSC water treatment plant and treated effluent discharge line;
  Fuel systems LNG and diesel storage and distribution)
  66 kV to 13.8 kV electrical substation;
  Site electrical distribution and lighting;
  Fiber optic network;
  Firewater pumping station and distribution piping system;
  Potable water well, treatment plant and distribution system;
  Sewage treatment system.

Bonanza Ledge

  Second phase of the WRSF and associated surface water management infrastructure.

QR Mill

  Upgrades to the QR Mill to process high-grade flotation concentrate from the concentrator at the MSC;
  Information technology and telecom upgrade to support remote process monitoring;
  Potable water treatment plant and distribution system;
  Sewage treatment system.

Offsite Infrastructure

  66 kV power line connecting BC Hydro’s Barlow substation to the MSC 66 kV/13.8 kV substation;
  Increase the number of rooms existing at the Ballarat Camp;
  Final expansion of the IROC in Quesnel.

PERMITTING, ENVIRONMENTAL AND CLOSURE

On November 30, 2022, the Environmental Assessment Office of British Columbia ("EAO") informed the Company that the EA process with respect to the Cariboo Gold Project has progressed to the Effects Assessment phase of the EA process. In accordance with the BC Environmental Assessment Act (2018), the Effects Assessment phase is one of the final steps required prior to the issuance of an Environmental Assessment Certificate ("EAC" or "EA Certificate") and follows a maximum 150-day legislative timeline to issue a proposed set of project recommendations (Figure 2).

The Company started the EA process with the submission of the Initial Project Description in early 2020 under the new BC Environmental Assessment Act (2018) guidelines. A Draft Application was submitted to the EAO on July 28, 2021 and 1,715 comments were received from the Technical Advisory Committee. A Revised Application was submitted to the EAO on October 14, 2022, which addressed all 1,715 comments received during the Application Review phase and received approval and support from all participating Indigenous nations in respect of the Cariboo Gold Project.

The receipt of the EAC is a key milestone and a critical step forward in advancing the Cariboo Gold Project through the provincial and federal permitting process.

In addition to the provincial EAC approval, the Project requires federal and provincial permits, approvals and authorizations. As the Project proceeds, specific permit requirements will be determined based on discussions with the regulatory agencies. As previously noted, in parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry of Energy, Mines and Low-Carbon Innovation and Ministry of Environment on September 30, 2022.

A Project Charter has been developed in coordination with the Major Mines Office for the permitting process and lays out the groundwork for the communication protocols and agreement on timelines for submission and review of the Application. Based on the Project Charter and agreed upon schedule with Major Mines Office, the Company anticipates receiving final permits by the end of 2023.

Figure 2: Summary of Steps Required to Obtain an EAC
Figure 2 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/579afb75-7526-4d6f-a7c6-8f627263085b

STAKEHOLDER, COMMUNITY, AND PARTNER ENGAGEMENT

The Company’s commitment to responsible mining practices, strong relationships, mutual support and benefits with Indigenous nations, local partners, neighbouring communities and all stakeholders is an integral part of the development of the Cariboo Gold Project. The forming of positive relationships has resulted in the signing of Project-related Agreements with Lhtako Dené Nation (2016 and 2020) and Williams Lake First Nation (2021) and a Collaboration Agreement with the BC Government for the Reclamation of the Jack of Clubs Lake Tailings Area located in the District of Wells. Discussions with the Xatśūll First Nation and the District of Wells are ongoing with the goal of signing agreements in the near future.

ROYALTIES

A 5.0% Net Smelter Royalty ("NSR") is the only royalty that applies to the Mineral Resources and Reserves area of the Project and has been incorporated into the economic analysis of the FS.

POTENTIAL VALUE ENHANCEMENT OPPORTUNITIES

  Inferred Resources presented in Table 5 could potentially be converted to Indicated Resources with additional drilling. Indicated Resources could potentially be converted into Mineral Reserves if economic viability is demonstrated with further economic studies. New Inferred or Indicated Resources could potentially be added to Mineral Reserves with further exploration drilling adjacent to the known deposits.
  An increase in Mineral Reserves could potentially support a Phase 2 expansion case scenario with higher throughput capacity capability, subject to permitting, resulting in potentially larger scale production. Osisko Development should consider additional NI 43-101 compliant studies to explore whether an expansion case scenario with higher throughput capacity could, subject to permitting, ultimately result in larger scale production from the Project.
  Latest testing of mineral sorting technology indicates improved recoveries using particle size consideration in the sorting algorithm. This could increase overall gold recovery for the Cariboo Project.
  Silver content and recoveries are currently considered as a minor source of revenues for the Project, due to lack of available information (silver was not assayed for a large portion of early drilling campaign). All future drill samples will be assayed for silver and incorporated into future resource models, to potentially add revenues to the Project.
  The Cariboo claim package remains largely untested. A total strike length of anomalous surface samples and historic mines or mineral showings totals 83 km. Drill programs have been designed and are permitted for approximately 25 targets.

TECHNICAL INFORMATION AND QUALIFIED PERSONS

The FS is prepared by independent representatives of BBA, InnovExplo, SRK, WSP, Golder, Falkirk, KCB, KCC, and JDS, each of whom is a "qualified person" (within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")) (each, a "QP"). Each of the QPs are independent of Osisko Development and have reviewed and confirmed that this news release fairly and accurately reflects, in the form and context in which it appears, the information contained in the respective sections of the Cariboo FS for which they are responsible. At the effective date of the Cariboo FS, the QPs certified that to the best of their information, knowledge and belief, the parts of the Cariboo FS for which they were responsible, contained all scientific and technical information that was required to be disclosed to make the Cariboo FS not misleading. The affiliation and areas of responsibility for each QP involved in preparing the Cariboo FS are provided below.

KCB QPs

  David Willms, P.Eng. – Geotechnical design, construction staging planning, and material takeoff for the QR Mill Filtered Stack Tailings Storage Facility.
  Michelle Liew, P.Eng. – Design and material takeoff for QR Mill surface water management infrastructure, and QR Mill water balance water quality prediction.

InnovExplo QPs

  Carl Pelletier, P.Geo. – Mineral Resources estimate.
  Vincent Nadeau-Benoit, P.Geo. – Mineral Resources estimate.
  Eric Lecomte, P.Eng. – Mineral Reserves estimate, underground mine design and cost estimate

BBA QPs

  Mathieu Belisle, P.Eng. – Metallurgical test work analysis, Process Plant design and operating cost estimate.
  Colin Hardie, P.Eng. – Process Plant Capital costs, Project indirect costs, G&A costs, material transport costs, financial analysis and overall study integration.

SRK QPs

  Timothy Coleman, P.Eng. – Rock Mechanics aspects of underground mine design.

Falkirk QPs

  Katherine Mueller, P. Eng. – Environment, Permitting and Engagement.

KCC QPs

  Keith Mountjoy, P.Geo. – Tailings geochemistry and historical waste disposal activities.

Golder QPs

  Paul Gauthier, P.Eng. – Design and costs for water system, effluent water management, fire protection and distribution, surface infrastructure, underground paste fill network and ore handling.
  Aytaç Göksu, P.Eng. – Design and material takeoff for the mine site (MSC and BL site) surface water management infrastructure, and mine site water balance prediction.
  John Cunning, P.Eng. – Geotechnical design and material quantity takeoffs for the Bonanza Ledge Waste Rock Storage Facility and the Mine Site Complete Sediment Pond Facility.
  Saileshkumar Singh, P.Eng. – Design and costs for pipeline and pumping conveyance at Bonanza Ledge and Mine Site Complex.

WSP QPs

  Thomas Rutkowski, P.Eng. – Design and costs for water treatment at Bonanza Ledge, Mine Site Complex, and QR site.
  Laurentius Verburg, P.Geo. – Ore sorter waste and waste rock geochemistry, Mine Site Complex and Bonanza Ledge water quality, and reclamation and mine closure.

JDS QPs

  Jean-François Maillé, P.Eng. – Costs for waste, tailings and water management infrastructure.

About Osisko Development Corp.

Osisko Development Corp. (NYSE & TSXV: ODV) is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the recently acquired Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

NON-IFRS FINANCIAL MEASURES

Osisko Development used in this news release, certain non-IFRS (as defined herein) measures including, "all-in sustaining cost" or "AISC" and "cash cost". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by Osisko Development on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but excludes depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. The Company believes that such measures provide investors with an alternative view to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See Table 9 of this news release and the Technical Report, which will be made available on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on Osisko Development's corporate website (https://osiskodev.com/cariboo-gold-project/) within 45-days of this news release.

CAUTIONARY NOTE TO U.S. INVESTORS

Osisko Development is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports information regarding mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information included in this news release concerning mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This news release uses the terms Measured, Indicated, And Inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or Measured Mineral Resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be considered forward-looking information and/or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be considered forward-looking statements.

In this news release, forward-looking statements relate, among other things, to: the ability of the Company to achieve the results in the Technical Report; the assumptions, qualifications and limitations of the results of the Technical Report, including the economic results (NPV, IRR, FCF and AISC calculations) and the sensitivity analysis of the variables included therein; LOM estimates; production capacity and expectations; expected mining methods; Cariboo being a large-scale, cash producing, long-life and profitable gold mine (or any of those things); capital cost estimates; operating cost estimates; AISC gold prices and exchange rate assumption; mining and mine design expectations; processing expectations; infrastructure assumptions; permitting, environmental and closure expectations (timing and if at all); steps required to obtain an EAC; cooperation of stakeholders, community and partners; royalties; any potential value enhancement opportunities; the benefits (if any) of the sorting facility on reducing processing costs, increasing gold recoveries and reducing waste materials; our ability to define grade continuity within the mineralized vein corridors; future gold productions; the ability of exploration results (including drilling) to accurately predict mineralization; future mining activities; the ability of Osisko Development to identify mineral resources at our properties; the ability of Osisko Development to expand mineral resources beyond current mineral resource estimates; the ability to adapt to changes in gold prices; estimates of costs, estimates of planned exploration and development expenditures; the ability of Osisko Development to obtain further capital on reasonable terms; the profitability of our mining operations; Osisko Development being well-positioned as a gold development company in Canada, U.S.A. and Mexico; indicative valuations; expected investor returns; mineral inventory; and estimates of gold prices. All forward-looking statements entail various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information.

Although Osisko Development believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. These uncertainties and risks relate, among other things, to: the Company's ability to achieve the results in the Technical Report; the realization of the assumptions, limitations, qualifications and sensitivities in the Technical Report; the ability of exploration activities (including drill results) to accurately predict mineralization; the ability to realize upon geological modelling; the ability of Osisko Development to complete further exploration activities, including drilling; property interests in the assets of Osisko Development; the ability of the results of exploration activities; risks relating to mining activities; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in international, national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko Development cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements in this news release concerning Osisko Development, please refer to the public disclosure record of Osisko Development, including the restated annual information form of Osisko Development for the year ended December 31, 2021 as amended, and the most recent annual and interim financial statements and related management's discussion and analysis of Osisko Development, which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Osisko Development's issuer profile. The forward‐looking statements in this news release reflect management's expectations as of the date of this news release and are subject to change after such date. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Table 10: Life of Mine FS Summary Projections

Year	Unit	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	Total
		2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Production Summary
Total Tonnes Mined	kt	-	183.2	538.4	549.5	1,043.9	1,795.0	1,788.8	1,789.8	1,788.5	1,794.8	1,788.9	1,790.1	1,791.3	61.4	-	16,703.5
Total Tonnes Processed	kt	-	183.2	538.4	549.5	1,043.9	1,795.0	1,788.8	1,789.8	1,788.5	1,794.8	1,788.9	1,790.1	1,791.3	61.4	-	16,703.5
Head Grade Au	g/t	-	4.68	4.50	4.36	4.15	3.60	3.87	4.21	3.89	3.69	3.68	3.40	3.24	3.13	-	3.78
Head Grade Ag	g/t	-	0.11	0.18	0.04	0.03	0.03	0.02	0.04	0.08	0.10	0.06	0.09	0.08	0.09	-	0.07
Payable Gold	koz	-	26.0	73.5	72.7	121.1	187.9	204.3	222.7	206.9	198.0	196.0	181.3	172.8	5.7	-	1,868.9
Payable Silver	koz	-	0.3	1.7	0.4	0.4	0.9	0.6	1.2	2.2	2.7	1.7	2.4	2.0	0.1	-	16.6
Revenue
Exchange Rate	CAD:USD	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77	0.77
Gross Revenue	$M	-	57.4	162.4	160.6	267.3	414.7	450.9	491.5	456.8	437.1	432.6	400.3	381.6	12.6	-	4,125.7
Operating Expenditures
Mining	$M	-	8.7	38.5	46.7	80.4	94.7	86.6	89.3	99.1	93.9	95.9	80.0	78.3	2.7	-	894.9
Processing	$M	-	7.9	19.7	19.5	31.0	44.7	44.7	44.6	44.9	45.0	45.0	45.1	45.3	2.9	-	440.4
Material Transport	$M	-	3.3	9.5	9.2	7.4	6.2	6.1	6.2	6.2	6.3	6.3	6.3	6.3	0.2	-	79.5
Tailings, Waste & Water Management	$M	-	2.3	9.3	11.6	10.3	10.1	10.5	10.5	10.5	10.5	10.3	10.6	10.4	3.8	-	120.7
General and Administration	$M	-	2.9	11.9	9.6	10.9	17.1	17.8	17.9	17.9	18.0	17.9	17.6	17.2	2.1	-	178.8
Capitalized Operating Costs	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	$M	-	25.1	88.9	96.8	140.0	172.7	165.7	168.5	178.7	173.6	175.4	159.7	157.6	11.7	-	1,714.4
Royalty Payments	$M	-	2.9	8.1	8.0	13.4	20.7	22.5	24.6	22.8	21.9	21.6	20.0	19.1	0.6	-	206.3
Capital Expenditures
Initial	$M	27.6	109.7	-	-	-	-	-	-	-	-	-	-	-	-	-	137.3
Expansion	$M	-	1.3	92.8	174.2	182.8	-	-	-	-	-	-	-	-	-	-	451.1
Sustaining	$M	-	12.1	79.8	14.5	55.5	74.4	52.3	43.6	36.8	32.7	41.7	15.6	7.7	-	-	466.6
Reclamation and Closure	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	17.3	-	17.3
Salvage Value	$M	-	-	-	-	-9.5	-	-5.8	-	-	-6.9	-	-	-	-34.0	-	-56.2
Total Capital Costs	$M	27.6	123.0	172.6	188.8	228.8	74.4	46.5	43.6	36.8	25.8	41.7	15.6	7.7	-16.7	-	1,016.2
Changes in Working Capital(1)	$M	-	-0.7	-2.1	-0.4	-1.1	-0.2	0.7	0.3	-0.8	0.1	-0.1	0.5	-0.1	0.9	0.5	-2.8
Pre-Tax Cash Flow
Pre-Tax Cash flow	$M	-27.6	-93.0	-105.0	-132.6	-113.8	147.1	215.5	254.6	219.3	215.8	194.0	204.5	197.3	16.1	-0.5	1,191.7
Cumulative Pre-Tax Cash Flow	$M	-27.6	-120.6	-225.6	-358.2	-472.1	-325.0	-109.5	145.1	364.5	580.3	774.3	978.8	1,176.1	1,192.1	1,191.7
Taxes and Duties
British Columbia Mining Duties	$M	-	0.6	1.4	1.2	2.5	4.8	5.6	6.4	5.5	21.8	27.6	28.8	27.7	-	-	134.2
Federal Corporate Income Tax	$M	-	-	-	-	-	-	-	-	7.8	22.2	21.9	20.6	19.9	-13.2	-9.1	70.0
British Columbia Corporate Income Tax	$M	-	-	-	-	-	-	-	-	6.3	17.7	17.5	16.5	15.9	-10.6	-7.3	56.0
Carbon Tax	$M	0.1	0.5	1.3	1.9	2.2	2.7	2.7	3.0	3.0	3.1	3.1	3.1	2.9	0.9	-	30.4
Total Taxes and Duties	$M	0.1	1.2	2.7	3.1	4.7	7.5	8.4	9.4	22.6	64.8	70.1	69.0	66.5	-22.9	-16.4	290.7
After-Tax Cash Flow
After-Tax Cash flow	$M	-27.7	-94.1	-107.8	-135.7	-118.6	139.6	207.1	245.2	196.7	151.0	123.9	135.5	130.8	39.0	15.9	901.1
Cumulative After-Tax Cash Flow	$M	-27.7	-121.8	-229.6	-365.3	-483.8	-344.2	-137.1	108.1	304.8	455.8	579.7	715.3	846.1	885.1	901.0
  Capital Expenditures do not include sunk costs ($2.5M) or long lead equipment and engineering expenses ($64.8M).